Exhibit 99.1

Introduction

Good morning. And thank you for joining us on today’s call. I want to let everyone know that our quarterly investor presentation is available for download on our investor relations website under the investor resources section.

I’m going to start by providing a high-level overview of our strategy and our quarter. Next, I will discuss our first quarter financial results and operational highlights. Then, I will update you on our outlook for the remainder of the year before answering some of the questions we received. Let’s get to it.

We are off to a great start in 2019. Our team has been laser focused on executing our strategy to empower brands and thought leaders, to expand their online influence with trusted podcast and web hosting services that simplify workflows, transform content delivery and engage communities everywhere.

This strategy allows us to accomplish three things:

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First – we continue to grow our customer base. With Libsyn and Pair Networks, we have a truly unique and best-in-class offering, that continues to attract well-recognized brands and individuals looking to leverage these platforms in their strategies.

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Second – our business continues to deliver strong financial performance on the top- and bottom-line, demonstrating our ability to expand our growth in podcasting and capitalize on the Pair platform.

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Last – but certainly not least – we continue to deliver value for our shareholders. We continue to grow both fully diluted Earnings Per Share and adjusted EBITDA. As some of the largest individual shareholders in this company, the Board of Directors and our management team are committed to driving value for all shareholders.

Now let’s take a closer look at the first quarter.

Financial Overview

Beginning with our financial results, we delivered strong top- and bottom-line results for the first quarter, with significant contributions from both sides of our business. We achieved total revenue of approximately $6.3 million, an increase of 24% compared to revenues of approximately $5.1 million during the same period last year. This was driven by an increase in Libsyn4 hosting revenue, an increase in LibsynPro, and an increase in Pair’s hosting and domain offerings. The increase was offset somewhat by a decrease in advertising revenue.

Libsyn contributed revenue of approximately $3.3 million – an increase of 16% year-over-year – while Pair contributed revenue of approximately $2.9 million – an increase of 35% year-over-year.

We grew the bottom line significantly. Our net income grew to approximately $1.5 million for the first quarter of 2019, an increase of approximately $1.0 million dollars over the first quarter of 2018. Fully diluted earnings per share for the first quarter of 2019 were five cents ($0.5) compared to two cents ($0.2) in the first quarter of 2018, and our adjusted EBITDA increased by more than 23% to $2.1 million.

Our cash on hand at the end of the quarter was more than $12.5 million, an increase of more than $1.4 million over the cash on hand at the end of 2018. This increase reflects the strength of the overall business through the first three months of this year. By holding this higher interest-earning cash balance, we are able to offset some of the interest associated with the loan we took out to acquire Pair. Additionally, servicing this loan allows us to build valuable credit at a commercial bank, not a small feat for a smaller company like Libsyn. This credit may allow us to be opportunistic in terms of potential acquisitions in the fast-growing podcast space and it also provides us additional flexibility to invest and grow the Libsyn and Pair platforms.

We did see an increase in costs and operating expenses, $4.7 million compared to $4.4 million from the first quarter of 2018. This was driven by an increase in cost of revenue for both Libsyn and Pair, as well as an increase in G&A and technology expenses. It was offset by a decrease in depreciation and amortization expenses and interest expense. As I just mentioned, we offset a significant portion of the interest expense with our interest income. While our interest expense during the first quarter of 2019 was less than $87,000, it was offset with interest income of nearly $52,000. So, the resulting net cash expenditure on the loan was only about $35,000 for the quarter.

Operational Updates

Now let’s turn to our operations, beginning with Libsyn.

Libsyn

Our overall number of shows on the Libsyn platform grew to 62,000 during the first quarter of 2019. This included the addition of some new notable customers include former basketball star Dennis Rodman, celebrity doctor, Dr. Drew, eBay, IKEA, John Deere, QVC, legendary boxing champion Mike Tyson and rideshare icon, Lyft.

Edison Research now reports that almost a third of Americans can be considered active podcast listeners, including overall increased familiarity with podcasting, lending to more opportunities for Libsyn’s content creators to grow their unique monthly audiences. In fact, our collective distribution network reaches a total of 111 million unique monthly audience members worldwide.

Podcasting continues to be a hot industry. Spotify has continued their podcast acquisition spree by buying Paracast, a story based podcasting studio, for $56 million. Edison Research also reports younger generations, specifically ages 12 to 34, are increasing their monthly listening of podcasts at an incredible rate. Edison cites an adoption growth rate of 32% this past year, the biggest gain ever recorded.

On the personnel side, just last week we announced that Rob Greenlee joined our team as Vice President of Content and Partnerships. Rob has a tremendous background in podcasting. He is a 2017 Academy of Podcasters Hall of Fame inductee, has held a number of notable podcasting roles at Voxnest, Courtside Entertainment Group, Allvis, Microsoft and Melodeo Mobilcast. Rob has been podcasting from the very beginning and his WebTalk World Radio Show is recognized as the first broadcast radio program in the world to begin podcasting. We’ve known Rob a long time and we are thrilled that he has joined the team. He will work alongside our other Academy of Podcasters Hall of Fame inductee Rob Walsh, to help us further our relationships with podcast producers and develop industry partnerships. We are confident this will increase our ability to capitalize on the phenomenal growth underway in the podcasting industry.

After exhibiting at this year’s National Association of Broadcasters Convention in Las Vegas, we are proud to announce that Libsyn was named to Forbes’ List of 13 Innovative Media Companies to Watch. NAB, one of the biggest shows for media, entertainment, and technology, attracts more than 100,000 attendees each year from around the world.

Pair Networks

Now let’s turn to Pair.

Through our continued integration of Pair we have been able to schedule our onboarding process for the second quarter of 2019, where thousands of our podcaster websites will officially ‘Move to Pair’. Podcasters will now have an integrated hosting experience we believe they cannot get elsewhere. We will also be using the Denver Data Center for redundant disaster mitigation for our hosting platforms.

We are happy to announce the launch of the new Pair website, Pair.com. This website will greatly enhance our customer acquisition efforts for Pair. With this substantially improved user interface, customers will now have everything they need to start hosting their websites with Pair.

In the first quarter of 2019, Pair was listed in the Top 10 Most Reliable Hosting Company Sites by Netcraft. We take great pride in knowing we offer customers a highly reliable product and we are proud of the team that made this Top 10 rank possible. This is the same team that voted Pair Networks as one of the Top Workplaces in Pittsburgh in 2018 through the Pittsburgh Post Gazette.

Outlook for Remainder of 2019

So where do we go from here?

We have seen tremendous growth and believe there is still a lot of runway ahead of us – not only within our current markets but by expanding to international podcasts. The global and niche markets have yet to be explored by Libsyn, and we believe they could add significantly to our market share. IKEA is a perfect example of this untapped market, not only is their podcast in Swedish, but it also serves a niche audience by helping listeners fall asleep. Additionally, we are focused on expanding our platform to target Spanish language audiences and content creators for the podcast market.

During the second quarter, Libsyn has been working on a new website that will launch in June. The new libsyn.com is the next step in our continued investment in sales and marketing. Follow-on efforts will focus on platform wide improvements to user experience, promoting customer acquisition and retention. Additionally, we continue to expand distribution channels for podcasts from the Libsyn platform, thus attracting new customers and increasing monthly audience members worldwide.

Our podcast and web hosting platforms will see new features and services being launched in the second quarter including new products for Internet Security. As businesses have become a bigger target than consumers in recent months by destructive malware, Pair Networks has responded by offering our customers services to protect their organizations from the expense and hassle of a potential software exploit. In addition to our security scans and malware cleanup services, we have added new services to further aid customers in malware protection and prevention. Pair Networks now offers custom upgrades of the most common Content Management Systems (CMS), including WordPress, Drupal, and Joomla. This service is for users with custom installations that face unique upgrade challenges or inexperienced users that want to leave it to the experts. Our team of security experts bring their years of experience to each upgrade to make a custom plan for each web site.

We are excited to continue moving towards the launch of a new advertising platform created specifically for podcasters. This ad platform empowers podcasters to find the right advertisers for their audience and structure advertising products that work for their show. We believe what we are creating for podcasters has the potential to substantially disrupt our industry, providing podcasters new tools to grow their brand, build their audience and monetize their efforts. This product will also drive top- and bottom-line growth for our company.

Q&A

Before we conclude, I’d like to take a moment to answer some of the questions we received.

What has been the customer renewal rate for Pair and for Libsyn and how has that trended over the past year?

Libsyn and Pair have a recurring monthly subscription model that auto renew until the customer cancels. While we don’t measure renewal rates due to the recurring subscriptions, traditionally both businesses service offerings have been sticky, with a very loyal customer base.

Some of you have asked us about the filing made by one of our shareholders – Camac Partners. I want to take a moment to address this. Liberated Syndication is performing extremely well operationally and financially, and we have an experienced Board of Directors and management team that is properly incentivized to drive growth and create value for our shareholders. Our strategic plan is delivering results and our shareholders have been rewarded. And we believe our future is bright.

Camac’s proposal to replace the Board is an attempt to take control of Libsyn without paying our shareholders a premium for the right to do so -- this is a fact. We believe this represents a significant threat to your investment and do not believe shareholders should support these efforts.

We will be responding more completely in the near term. However, I’d like to make one final point to provide some context. We’ve engaged with Camac in the past.  In fact, we incorporated Camac’s feedback in structuring our last milestone-based equity grants in 2017 because our goal has always been to directly align Management’s interests with shareholders.  Further, Camac’s communications with us earlier this year were generally complimentary regarding our financial results and new podcasting initiatives.

We urge you not to participate in the solicitation by Camac and ask you to discard any materials you receive from them.

Wrap Up

To wrap it all up, we all have high expectations for this year and will continue building on our very strong first quarter. We see the total addressable market for our products and services continuing to expand, and we believe it is our market leadership position that is fueling this growth.

Liberated Syndication truly has one of the best teams out there. I am proud of how hard they work day after day on behalf of our customers and our shareholders. The entire team is focused on executing our strategy, which we are confident will continue to allow us to deliver top- and bottom-line growth and increase value for our shareholders.

Thanks again for joining today’s call. We look forward to speaking with you all again next quarter.